UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                      to

Commission File Number 0-13928

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

U.S. GLOBAL INVESTORS, INC.

7900 Callaghan Road

San Antonio, Texas 78229

Telephone Number: 210-308-1234

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

U.S. Global Investors, Inc. 401(k) Plan

U.S. Global Investors, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits (Unaudited)

	December 31, 2012	December 31, 2011
Assets
Investments, at fair value:
Participant-directed investments	$5,125,935	$5,157,584
Profit sharing managed pool	1,541,468	1,270,726

Total investments	6,667,403	6,428,310

Receivables:
Participant contributions	—	12,989
Employer contribution	—	406,825
Participant loans	152,619	121,805
Interest and dividends	322	287

Total receivables	152,941	541,906

Total assets	6,820,344	6,970,216

Liabilities	—	—

Net assets available for benefits	$6,820,344	$6,970,216

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits (Unaudited)

Year Ended December 31, 2012
Additions:
Additions to net assets attributed to:
Interest and dividend income	$28,476
Contributions:
Participants	417,981
Employer	215,697

633,678

Total additions	662,154

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	104,447
Benefits paid to participants	705,290
Administrative expenses	2,289

Total deductions	812,026

Net decrease in net assets available for benefits	(149,872)
Net assets available for benefits:
Beginning of year	6,970,216

End of year	$6,820,344

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

1.	Description of Plan

U.S. Global Investors, Inc. (the “Company” or “USGI”) is a publicly held investment advisory company headquartered in San Antonio, Texas, with less than 100 employees.

USGI’s class A common stock trades on NASDAQ under the symbol “GROW.”

The following description of the U.S. Global Investors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have completed 250 hours of service within the three-month time period following employment date, or one year of service (minimum 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

USGI is the Plan sponsor and administrator. BOKF, NA, a wholly owned subsidiary of BOK Financial Corporation, is the trustee, holds the Plan’s investments in trust and performs recordkeeping and certain administrative services for the Plan.

Participation

Participation in the Plan is voluntary. Eligible employees may enroll on any entry date (January 1, April 1, July 1 or October 1) after meeting the eligibility requirements.

Contributions

Participants may contribute a percentage of their compensation up to annual limitations set by law. The limitation for 2012 was $17,000 with an additional $5,500 catch-up contribution for participants age 50 or older. These contributions are withheld from a participant’s payroll and contributed to the Plan as a salary deferral. There are two types of salary deferrals: regular 401(k) deferrals and Roth 401(k) deferrals.

The Plan operates as a “safe harbor 401(k) plan.” As such, the Company will make a matching contribution equal to 100% of the salary deferrals that do not exceed 3% of a participant’s compensation plus 50% of the salary deferrals between 3% and 5% of the participant’s compensation. The Company match is calculated and funded each pay period; it is allocated at the time of remittance according to each participant’s investment selections.

The Plan has an automatic enrollment feature whereby, upon eligibility, the Company will withhold 2% of a participant’s compensation each payroll period to contribute to the Plan on a pre-tax basis. The default investment is the Fidelity Balanced Fund. A participant may elect at any time to select an alternative deferral amount or investment or not to defer.

The Company may also make a discretionary profit-sharing contribution to the Plan that would be allocated to each eligible employee based on compensation. A participant must be actively employed on the last day of the Plan year to be eligible to receive a share of the profit-sharing contribution. The profit-sharing contribution is invested in a balanced pool of investments managed by the Company. The Company made a $400,000 discretionary contribution for 2011 which was remitted to the Plan in 2012. The Company did not make a discretionary contribution for 2012.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

Any participant can make rollover contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately and always 100% vested in their entire account balance, including salary deferrals, Company contributions and actual earnings thereon.

Participant-Directed Investment Options

With the exception of the Profit Sharing Managed Pool, investments of the Plan are participant directed. A participant may direct contributions to and may transfer existing account balances between any of the following investment options.

U.S. Government Securities Savings Fund*

Vanguard Intermediate-Term Treasury Fund

Fidelity Balanced Fund

MAP Target 2020 Fund

MAP Target 2030 Fund

MAP Target 2040 Fund

MAP Target 2050 Fund

All American Equity Fund*

Holmes Growth Fund*

MegaTrends Fund*

Global Resources Fund*

World Precious Minerals Fund*

Gold and Precious Metals Fund*

Eastern European Fund*

Global Emerging Markets Fund*

China Region Fund*

U.S. Global Investors, Inc. Stock Fund (the “Stock Fund”)

*	Fund is in the U.S. Global Investors Funds series managed by USGI.

With the exception of the MAP Target Date Funds and the Stock Fund, all investment options are open-end mutual funds.

The MAP Target Date Funds are common trust funds. BOKF, NA, a wholly owned subsidiary of BOK Financial Corporation, is trustee and custodian of these funds.

The Stock Fund is a unitized fund, which means participants do not own shares of Company stock directly but rather own an interest in the unitized fund. The fund consists of class A common stock of the Company and a money market mutual fund for liquidity purposes. The value of a unit reflects the combined value of the Company stock and cash equivalents held by the fund. The Plan owns the underlying assets of shares in common stock and the money market mutual fund.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

MegaTrends Fund was previously named Global MegaTrends Fund (change was effective December 12, 2012). Subsequent to year-end, on March 19, 2013, the name of Eastern European Fund changed to Emerging Europe Fund.

Participants may change their investment options and transfer amounts between investment options daily (current employees must comply with the Company’s Code of Ethics in making any such changes or transfers).

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a rollover to another qualified plan or IRA. If the account value is between $1,000 and $5,000, the Plan administrator will roll the balance over to an IRA, unless the participant instructs to receive a lump-sum amount or rollover to another qualified account. If the account value exceeds $5,000, the participant must consent to the distribution before it can be made.

Distributions prior to termination of service are allowed under certain circumstances.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. The loan is secured by the balance in the participant’s account and bears interest at prime plus 1%. As of December 31, 2012, the interest rate on outstanding participant loans was 4.25% and maturity dates ranged from July 2013 to December 2022. Principal and interest is paid ratably through payroll deductions. Interest income from participant loans is included in Interest and Dividend Income.

Administrative Expenses

BOKF, NA receives compensation for its services in the form of quarterly administration fees and transaction fees. USGI voluntarily pays the quarterly administrative fees on behalf of the Plan. USGI paid plan administrative fees of $39,371 for the year ended December 31, 2012. Transaction fees relating to individual participant transactions, such as distribution and loan origination fees, are deducted from the respective participant’s account.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

Investment Valuation

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Matching Company contributions are recorded in the same period.

The discretionary Company profit-sharing contribution is funded annually, if made, and recorded in the applicable plan year.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changed certain fair value measurement principles and enhanced disclosure requirements, particularly for Level 3 fair value measurements. The standard was effective for the Plan in 2012 and its adoption did not have a significant impact on the Plan’s financial statements.

3.	Plan Trustee

BOKF, NA is the Plan trustee and holds the Plan’s investments in trust. It also performs recordkeeping and certain administrative services for the Plan. BOKF, NA receives compensation from the Company for its services and certain transaction fees from participants.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

4.	Investments

The Plan’s investments, which are set forth in the following table, are held in a bank-administered trust fund. Investments that represent 5 percent or more of the Plan’s net assets available for benefits are identified with the * symbol.

	December 31, 2012		December 31, 2011
U.S. Government Securities Savings Fund	$845,632	*	$827,235	*
Vanguard Intermediate-Term Treasury Fund	266,726		214,902
Fidelity Balanced Fund	395,090	*	339,112
All American Equity Fund	371,453	*	319,383
Holmes Growth Fund	503,385	*	473,387	*
MegaTrends Fund	142,614		120,046
Global Resources Fund	425,717	*	393,934	*
World Precious Minerals Fund	162,193		209,434
Gold and Precious Metals Fund	139,230		163,398
Eastern European Fund	271,379		248,459
Global Emerging Markets Fund	180,079		147,889
China Region Fund	219,075		190,218
MAP Target 2020 Fund	41,045		28,898
MAP Target 2030 Fund	185,296		59,516
MAP Target 2040 Fund	22,137		6,468
MAP Target 2050 Fund	8,223		59,732
Stock Fund	946,661	*	1,355,573	*
Profit Sharing Managed Pool[1]	1,541,468	*	1,270,726	*

	$6,667,403		$6,428,310

[1]	Nonparticipant-directed

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2012
Mutual funds	$172,140
Common trust funds	23,910
Stock Fund	(359,392)
Profit Sharing Managed Pool	58,895

$(104,447)

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

5.	Nonparticipant-Directed Investments

The Profit Sharing Managed Pool is a nonparticipant-directed investment managed by the Company. Information about the net assets and the significant components of the changes in net assets relating to the Profit Sharing Managed Pool is as follows:

	December 31, 2012	December 31, 2011
Net Assets:
Mutual funds[1]	$1,496,996	$1,196,568
Cash equivalent	44,469	74,153
Dividends receivable	3	5

	$1,541,468	$1,270,726

Year Ended
December 31, 2012
Changes in Net Assets:
Employer contribution	$400,000
Dividends	6,703
Net appreciation	52,192
Net loan activity	(17,278)
Benefits paid to participants	(170,875)

$270,742

[1]	Mutual fund investments of the Profit Sharing Managed Pool consist of funds identified as managed by USGI in Note 1.

6.	Fair Value Measurements

The Plan’s financial instruments consist primarily of mutual funds, target date funds organized as common trust funds, the Company Stock Fund and a profit sharing managed pool. Three levels of inputs are used to measure the fair value of Plan investments:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities

•	Level 2 – Significant observable inputs (including quoted prices for similar assets and liabilities in active markets).

•	Level 3 – Significant unobservable inputs (for example, cash flow modeling inputs based on assumptions). As of December 31, 2012 and 2011, the Plan did not hold any Level 3 investments.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the net asset value (“NAV”) of shares held. The funds are traded on an active market. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

Common trust funds: Valued using the NAV provided by the trustee of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding. Underlying assets consist of investments traded on active markets. These funds permit daily redemption of units. Common trust funds are classified as Level 2 within the valuation hierarchy.

Stock Fund: Valued using quoted market price of stock, plus the value of any cash equivalent. The Stock Fund is classified as Level 1 within the valuation hierarchy.

Profit Sharing Managed Pool: Valued at the NAV of shares in mutual funds held at year-end, plus the value of any cash equivalent. The Profit Sharing Managed Pool is classified as Level 1 within the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s investments at fair value by level, within the fair value hierarchy, at December 31, 2012, and 2011:

	Investment Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$845,632	$—	$—	$845,632
Fixed income fund	266,726	—	—	266,726
Balanced fund	395,090	—	—	395,090
Growth fund	503,385	—	—	503,385
Domestic equity fund	514,067	—	—	514,453
Resource funds	727,140	—	—	727,140
International equity funds	670,533	—	—	670,533

	3,922,573	—	—	3,922,573
Common trust funds:
Target date funds	—	256,701	—	256,701
Stock Fund	946,661	—	—	946,661
Profit Sharing Managed Pool	1,541,468	—	—	1,541,468

Total	$6,410,702	$256,701	$—	$6,667,403

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

	Investment Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$827,235	$—	$—	$827,235
Fixed income fund	214,902	—	—	214,902
Balanced fund	339,112	—	—	339,112
Growth fund	473,387	—	—	473,387
Domestic equity fund	319,383	—	—	319,383
Resource funds	766,766	—	—	766,766
International equity funds	706,612	—	—	706,612

	3,647,397	—	—	3,647,397
Common trust funds:
Target date funds	—	154,614	—	154,614
Stock Fund	1,355,573	—	—	1,355,573
Profit Sharing Managed Pool	1,270,726	—	—	1,270,726

Total	$6,273,696	$154,614	$—	$6,428,310

There were no transfers in or out of Levels 1, 2 or 3 during the periods.

There are no Plan liabilities required to be recorded at fair value at December 31, 2012 and 2011.

7.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of mutual funds managed by USGI. Because USGI is the Plan administrator as defined by the Plan and the Plan sponsor, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment management services. Fees and expenses paid by the mutual funds are reflected as a reduction of the return earned on each fund.

The Stock Fund includes class A common stock of USGI. Since USGI is the Plan administrator and sponsor, investments involving USGI stock qualify as party-in-interest transactions. There were no purchases or sales of USGI class A common stock during 2012 by the Stock Fund, but 4,660 shares were distributed in-kind. The market value of USGI class A common stock held in the Stock Fund at December 31, 2012, was $832,556 (207,620 shares). The Stock Fund received $49,939 and $54,075 in dividends from USGI stock in 2011 and 2012, respectively.

Participant loans are also considered party-in-interest transactions.

Because cash in the Plan is invested in a mutual fund managed by Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in this mutual fund. Fees and expenses paid by the mutual fund are reflected as a reduction of the return earned on the fund.

U.S. Global Investors, Inc. 401(k) Plan

Notes to Financial Statements (Unaudited)

BOKF, NA is the trustee and custodian for the MAP target date funds; transactions in these common trust funds also qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in the MAP funds. Fees and expenses paid by the common trust funds are reflected as a reduction of the return earned on each fund.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.	Tax Status

The Plan is qualified and the trust established under the Plan is exempt from federal income taxes as provided by the appropriate sections of the Internal Revenue Code (“IRC”). As of December 31, 2012, the Plan does not have a determination letter from the Internal Revenue Service (“IRS”) confirming its exemption from federal income tax and its status as a qualified trust. The Plan has adopted the Bank of Oklahoma, N.A. Prototype Non-Standardized Profit Sharing Plan with CODA, which has received a favorable opinion letter from the IRS dated March 31, 2008, stating that the prototype is designed in accordance with the applicable sections of the IRC. The Plan has since been amended but the Plan administrator and management believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits.

11.	Subsequent Events

The Plan has evaluated for disclosure any subsequent events through the date these financial statements were issued.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U.S. Global Investors, Inc. 401(k) Plan has duly caused this annual report to be signed on behalf of the U.S. Global Investors, Inc. 401(k) Plan by the undersigned, thereunto duly authorized.

U.S. Global Investors, Inc. 401(k) Plan

Date: June 21, 2013

	By:	/s/ Catherine A. Rademacher
Name: Catherine A. Rademacher
Title: Chief Financial Officer of
U.S. Global Investors, Inc.
Plan Administrator